Filed by Allied Waste Industries, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:
Allied Waste Industries,
Inc. (Commission File
No. 001-14705)

FINAL TRANSCRIPT

Conference Call Transcript

AW - Q2 2008 Allied Waste Industries, Inc. Earnings Conference Call

Event Date/Time: Jul. 30. 2008 / 5:00PM ET

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CORPORATE PARTICIPANTS
Jim Zeumer
Allied Waste Industries, Inc. — SVP Communications
John Zillmer
Allied Waste Industries, Inc. — Chairman & CEO
Don Slager
Allied Waste Industries, Inc. — President & COO
Pete Hathaway
Allied Waste Industries, Inc. — EVP & CFO
CONFERENCE CALL PARTICIPANTS
Scott Levine
JPMorgan — Analyst
Leone Young
Citigroup — Analyst
Corey Greendale
First Analysis Securities Corp. — Analyst
Emily Shanks
Lehman Brothers — Analyst
Brian Butler
FBR — Analyst
David Fineberg
Goldman Sachs — Analyst
PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by. Welcome to the Allied Waste Industries second quarter 2008 earnings conference call. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded Wednesday, July 30th, 2008. I will now turn the call over to Jim Zeumer, Senior Vice President of Communications. Please go ahead, sir.

Jim Zeumer — Allied Waste Industries, Inc. — SVP Communications
Thank you. Good afternoon and welcome to Allied Waste conference call to discuss operating and financial results for our second quarter ended June 30th, 2008. Earnings released issued earlier today provides information on our strong second quarter results. On the call to discuss our results are John Zillmer, Chairman and Chief Executive Officer; Don Slager, President and Chief Operating Officer; and Pete Hathaway, Executive Vice President and Chief Financial Officer.
Before we start, I need to remind everyone that certain matters discussed during this conference call are forward-looking statements intended to qualify for the Safe Harbor from liability established by the Private Securities and Litigation Reform Act of 1995. These are such because the contents of the statements include the words such as the Company “believes, anticipate, expects” or words of similar import. The forward-looking statements are subject to certain risks, uncertainties and other factors which would cause actual results to differ materially from those currently anticipated. The description of such risks and uncertainties and other factors can be found in our periodic reports filed with the securities Securities and Exchange Commission. Shareholders, potential investors and other participants are encouraged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such statements. Forward looking statements are made only as of the date of this call and the Company undertakes no obligation to publicly update these statements to reflect subsequent events or circumstances.

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Our presentation also includes certain financial measures including gross profit, free cash flow and EBITDA or operating income before depreciation and amortization, that are considered non-GAAP financial measures. You can access information required by the SEC about these non-GAAP financial measures, including reconciliation to the most directly comparable GAAP financial measure in our quarterly press release, which is located on our website at www.alliedwaste.com. I will now turn the call over to John Zillmer.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Thanks, Jim. Good afternoon, everyone. Allied Waste continues to deliver excellent operating and financial results, as demonstrated by our second quarter and sixth month performance. The gains, which can be seen throughout our reported numbers include second quarter pricing up 6.9%, gross margin up 90 basis points and EBITDA margin of 28.7% and SG&A lowered to 9.3% of revenues. These critical performance numbers are all a full percentage point or more better than our largest competitor. The one adjusted number I will highlight is earnings per share, which adjusted for the merger related cost was up a significant 29% over the same period last year. Don and Pete will provide more detail on our outstanding results to keep us on track to deliver our final performance.
I will spend a few minutes addressing the strategic merger between Allied Waste and Republic Services, which we announced on June 23rd. This is a powerful merger of two strong, well positioned companies, that will create a $9 billion waste and environmental services leader. The merged company which will be led by an experienced and blended team will have a strong national footprint, industry leading financial performance and an investment grade balance sheet and a growing dividend. This combination will produce an asset mix that is second to none and that supports industry leading service to our customers and financial returns to our investors.
Between press releases and conference calls, you have likely heard some of this before. But it’s worth repeating why we are pursuing this deal. First, in Allied and Republic you have two companies with complimentary asset positions. Our existing businesses are well diversified throughout the country, with few areas of direct overlap. These complimentary positions offer the potential for us to realize maximum operating synergies, with a resulting broad geographic footprint creating a strong platform, from which we can continue to grow our portfolio of national account work. The larger operating network will eliminate a percentage of the national account work, currently subcontracted and expands the areas of direct service we can offer existing and new accounts. The combination also integrates a network of collection, transfer, recycling and disposal operations that will enable us to provide even more innovative solutions to meet the environmental services needs of our customers.
Second, the net annual integration synergies has been estimated at $150 million a year, by the third year following completion of the merger. The actions associated with achieving this number are basic and include consolidating corporate offices and functions, merging field offices, optimizing and eliminating routes, improving route density and using our disposal sites more efficiently. I don’t mean to minimize the effort required to achieve these synergies, but all our tactical actions that can be implemented quickly. Additional opportunities exist to drive value from the large scale purchasing base, expanded sharing of best practices, internalizing and expanding account volumes and the expanded use of data in customer value metrics to capture revenue enhancement opportunities.
And, third, the combination of Republic and Allied has important capital structure implications. Allied shareholders will benefit from accelerated deleveraging and from a robust dividend payment, a first in the history of this Company. At the same time, in pursuing the merger, Republic shareholders benefit from the flexibility their company has maintained for several years. Republic can increase its size and competitive position within the industry, while maintaining its investment grade balance sheet and generating even greater cash flows.
In the weeks since the merger was announced, we have received a variety of questions, including why are we doing this deal now? Jim O’Connor and I had informally discussed different business possibilities after meeting at an industry event a couple years ago. Even in those early conversations, we could see the combination of Allied and Republic had the potential to create for tremendous value for employees, customers and shareholders. In the years since that conversation, we at Allied have implemented a number of new processes and programs to improve our performance. The success is clearly evident in our reported financials, but not fully valued in terms of the multiple at which our stock has been priced. Beyond the obvious games as merger creates for our day-to-day business, we see the potential for this merger to accelerate Allied’s ability to achieve some important long-term goals. We quickly strengthen our capital structure by moving to an investment grade rating and begin returning funds to our shareholders through the dividend. We advance our competitive position in the faster growing national account business. And the potential is certainly there for a higher earnings multiple.
Can Allied achieve these goals on its own? I’m confident we can. As we’ve already made significant strides. But it will take longer and I’m not sure how quickly we can close a multiple gap that has existed for many years. By agreeing for a stock-for-stock merger, shareholders gain the benefits outlined above and the opportunity to participate in the upside appreciation that we believe will come as the merger is completed. As our

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synergy and business goals are achieved and as we deliver industry leading financial performance. I strongly believe that in just a few years the power of this merger will be revealed for having provided great returns for shareholders, tremendous growth opportunities for the business and for our employees, and an unmatched level of service for our customers.
Now, let me turn the call over to Don Slager for comments specific to Allied Waste’s second quarter results. Don.

Don Slager — Allied Waste Industries, Inc. — President & COO
Thanks, John. Overall, I am pleased with Allied’s Q2 results, especially given the backdrop of a tough US economy and a material impact of rising fuel costs. Our management teams remained focused on the critical drivers, as we continue to price business for appropriate returns, control cost and raise efficiencies where possible, while maintaining appropriate investment in the business to ensure our long-term success.
In the second quarter, Allied’s year-over-year price was up a solid 6.9%. Core pricing was up 4.1% with our fuel recovery fee accounting for the remaining 2.8 percentage points of gain. Fuel costs continue to have a major impact on our reported pricing, and assuming no material change in the price of diesel will likely have a similar impact over the remainder of 2008. Allied’s core price is exclusive of any impact from fuel recovery fees. And exclusive of recycling and higher commodity prices. In spite of the 280 bases points of pricing for fuel recovery, our core price was a solid 4.1% for the quarter, which reflects the ongoing benefits from our strategic pricing program.
Pricing on collection services was up 7.8% with continued strength throughout our commercial rolloff and residential lines of business. Pricing our disposal business was up 5.1%. Landfill pricing in the quarter remains strong as we continue to focus on driving better returns on our critical landfill assets. Given the large investment associated with landfills, sustained pricing is critical to the industry’s ability to generate acceptable long-term returns.
Partially offsetting pricing gains in the quarter, we continue to experience lower volumes reflecting the more challenging conditions across the US economy. For the quarter, volume was down 4.8% compared with the same period last year. Driven by the ongoing weakness in our rolloff business. We estimate that 70% of the volume change in the quarter was tied to the economy, which is in line with prior periods.
Total collection volume for the quarter was down 4.1%. Primarily driven by a decline in rolloff volume. This change was comparable to what we experience in the second quarter of last year. Also, similar to last year, commercial and residential volumes were both lower in the quarter by roughly 2.5%.
Rolloff volumes remain challenging with volumes sliding 7.8% in the quarter. At the start of this year, we thought the rolloff volumes could begin to stabilize as we anniversary the class of home building. But we experienced further construction weakness. In response to these conditions, we have aggressively adjusted our cost, allowing us to realize a 5% improvement in rolloff gross profit per unit.
For the quarter, disposal volumes were down 7.7% from the prior year. Transfer station volumes in the quarter moved from a positive 4.4% last year to a decline of 12.8% in 2008. In addition to the the slower economy, this shift reflects the loss of a transfer manager contract in California that we discussed last quarter. The waste still comes to our landfill, though we no longer record the transfer station volume. Also reflected here is the loss of some volume related to a sanitation contract in New York City. Adjusting for the shifts in volumes noted above, the landfill business showed signs of improvement in the quarter as reported volumes were down 5% compared with the decrease of 6.7% last year.
Third party volumes coming into our landfills were little changed in the second quarter. Municipal solid waste volumes were below expectations while special waste volumes were moderately above our forecast. Specific to special waste, we saw a slight pickup of special waste approvals, which are required prior to work being bid and the job being started. These approvals are a good leading indicator. So the potential for better special waste numbers in the back half of 2008. Equally important, overall pricing has held up well for the special waste jobs that we are seeing in the market.
People follow this industry know that the trends don’t change very much or very fast over the short-term. Volumes for the second quarter continue to move modestly lower, although not much below our expectations. As conditions have changed, our management teams have continued to do a great job of adjusting their operations as shown in our cost numbers. For the quarter, operating expenses as a percent of revenue were 61.4%, which is a decrease of 90 bases points from the prior year. The result was an expansion of our gross margin to an industry leading 38.6%. Operating costs as a percentage of revenue were down 90 bases points, even after the dramatic increase in fuel expenses, which had us paying an average price of $4.30 per gallon, or 57% more than last year. The impact was that fuel cost Q2 searched by roughly $40 million, even while fuel

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usage fell by approximately 1 million gallons. As intended, our fuel recovery fee effectively muted any bottom line impact. But higher fuel costs restrained even greater margin expansion.
Beyond fuel, we continue to control cost and realize greater efficiencies. For the quarter, labor costs declined in absolute dollars by approximately $2 million and dropped as a percent of revenue by 50 basis points. Along with labor, we continue with lower our maintenance and repair costs. Our expenses fell by $3 million or 2.5% from the same period last year. For the past few years, we have stressed consistent fleet investment, uniform truck specks, standardized maintenance programs and lower driver and mechanic turnover. We are reaping the benefits of these programs having saved almost $10 million in maintenance and repair costs in the first half of this year. $10 million in year-over-year savings is real money and reflects a lot of hard work by a lot of individuals throughout the organization.
Amongst some of the other costs line, we continue to benefit from tremendous gains that our field safety programs have been able to deliver. Both in terms of a safer work environment for our employees and lower insurance premiums. We started seeing the quarterly financial benefits in the back half of 2007, and these have continued in 2008 as our Q2 risk management cost declined by $15 million. The benefits of our safety program will result in lower retained risk costs going forward as well. As I said before, the costs savings are great. But it’s much more important that our initiatives create a safer workplace. If we never saved a penny, but saved one life or eliminated one serious injury, these programs and the efforts of our safety and operating teams would be worth every dollar investment. Safety remains the first priority of every Allied Waste employee.
Finally capital expenditures totaled $197 million which is up 38% from last year. The large swing between periods is primarily related to the timing of truck purchases between quarters. For the first six months of 2008, total cut backs is $357 million, which is about $8 million less than last year. We continue to expect full year capex of roughly $650 million. In the quarter we took delivery of approximately 385 new trucks, which helped lower our average fleet age to 7.4 years, which is within the range we believe allows for total fleet cost optimization.
Overall Allied second quarter results were solid. Market conditions remain challenging, but our people are doing a great job adjusting to changing conditions where we need to.
Before turning the call over to Pete, I want to add my comments on the merger with Republic Services. Other the past few weeks, integration planning teams from the two companies have spent significant time together working to ensure an efficient transition. These meetings have served to reinforce our beliefs that the business strategies, tactics and cultures of Allied and Republic are very compatible. This business potential of this combination is clear to everyone. But I know integrating two businesses is a challenge. Watching our teams interact, I am more confident than ever that we can effectively merge our two companies and deliver the synergies and business results that form the basis of this transaction.
Meanwhile, the dedicated men and women at Allied remain focused on serving our customers and achieving our 2008 goals. Our second quarter results, once again, show the logic in our strategy, the strengths of our business and the capability of our people. Now I’ll turn the call over to Pete Hathaway.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Thanks, Don. As reported in our release, strong pricing Q2 revenue to a record $1.6 billion while cost control and the benefit from related initiatives yielded reported EBITDA for the period of $453 million, an increase of 7.9%. Leveraging these gains on top of declining interest costs drove adjusted EPS of $0.27 per share for the quarter, a year-over-year increase of 29%. Reported earnings from continuing operations for the second quarter were approximately $111 million or $0.25 per share, including the $0.02 per share in after tax net charges. As detailed in the reconciliation table in our second quarter release and 8K, adjusted earnings for the quarter were $0.27 a share compared to an adjusted Q2, 2007 earnings of $0.21 per share. Reported gross profit was $610 million, represents an increase of $27 million or 4.6%.
As Don mentioned, the gross margin for the quarter increased 90 basis points, as the benefits of higher price combined with cost savings more than offset the 120 basis points drag on margin cost by higher fuel cost. Q2 operating expenses were benefited by approximately $12 million resulting from the desertification of a decade-old environmental matter. This item becomes recharacterized in quarter as a post-closure liability adding 8 million to depreciation and amortization. The net effect of these two matters is a $4 million benefit to pretax operating income.
On the dollar basis, total operating costs for the period increased by roughly $8 million, primarily reflecting the impact of much higher fuel which was up 50% in the period. Said another way, if fuel had been flat, you could more clearly see the $31 million in year-over-year cost reductions we realized in the quarter. Also total staffing was down approximately 1,400 people from last year as we continue to proactively manage variable costs in relation to volume. Second quarter SG&A expense decreased by approximately $16 million and dropped as a percentage of revenue by

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130 basis points to 9.3%, reflecting lower staffing and T&E expense. SG&A also benefited from a significant reduction in consulting costs, as we have adopted the relevant skills and processes, allowing us to minimize the ongoing use of expansive external resources.
Interest expense for the period was $106 million compared with $123 million in the second quarter of last year. Our interest expense continues to benefit from actions taken to lower our cost of funds, including the recent issuance of $56 million of new IRBs and the renewal of our accounts receivable securitization program. Second quarter cash flow from operations was $317 million, compared to $373 million last year reflecting changes in working capital for the period that should reverse in the latter half of this year. Otherwise cash was generated from improved earnings offset by the timing of semi-annual interest payments. Free cash flow for the quarter was $113 million, compared to approximately $234 million last year. The change in free cash flow reflects the impact from working capital and the shifting of capital expenditures in the second quarter of ‘08 compared with a higher spend in the first quarter of 2007.
At quarter end, the growing strength of our balance sheet was clearly evident given our debt to capital of 61.6%. Our leverage ratio below 3.9 and $1.1 billion available under our revolver. As demonstrated by Allied’s second quarter and six month results, we continue to make great progress in our financial performance and in further strengthening our capital structure.
For the first half of 2008, margin conditions and business results have been directionally in line with expectations, although the components have been slightly different relative to guidance. 2008 is shaping up to be similar to last year, with stronger price offset by slightly lower volume, allowing the Company to deliver strong financial performance. Based on our six month results, we expect price for 2008 to be up 5% to 6% with volume down 3% to 4%. Volumes in the back half should benefit from easier comps and the potential for a pickup in special waste jobs based on an improving pipeline of work. 2008 operating income, excluding merger related cost and impairments, should be towards the high end of our initial outlook range of $1.145 billion to $1.185 billion. We also expect depreciation and amortization to be $15 million lower than our $575 million initial estimate. Pre-cash flow excluding the BFI tax payment and merger cost is expected to exceed the high end of our initial guidance and now looks to be in a range of between $400 million and $425 million. As I said earlier, the components may have changed slightly, but our expectations are for Allied Waste to deliver strong operating costs and income and free cash flow in our capital structure.
Now as I open this call to questions, I would ask you to confine your questions to Allied Waste and our financial result as well as any actions we are taking with result of our merger. We will not take questions regarding waste management and its proposal towards Republic. And, operator, with that, we’re now prepared to take questions.
QUESTION AND ANSWER

Operator
Thank you. (OPERATOR INSTRUCTIONS). David [Fineburg] with Goldman Sachs. Your line is open.

David Fineberg — Goldman Sachs — Analyst
Can you hear me?
Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Yes.

David Fineberg — Goldman Sachs — Analyst
I was getting some feedback. I apologize. One questions on fundamentals and the merger and I’ll get back in the queue. You talked about the components of Allied moving but the end results being the same with pricing a little stronger. To that end, can you maybe give us a little more color either by geography or construction where things have deteriorated in the volume side, and where they might have accelerated on the pricing side relative to where you were six months ago.

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Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Well, on the volume side, construction really is across the board. It’s across the US. I mean, we don’t see any real bright spots there today. It just continues to decline as my comments stated. So the pricing is strong. As an offset to that is strong across the lines. And 5% pricing plus on both the transfer and the landfill assets is a good backdrop. And, again, we’re seeing strong pricing on the commercial and residential also. So we’re very happy with the offset.

Don Slager — Allied Waste Industries, Inc. — President & COO
I would also ask geographically there has not been much in the way of change. I just think that relative to what we originally thought early this year we had an expectation that there might be a little bit earlier — I should say an earlier slowing of a decline with respect to some of the rolloff and C&D volumes that haven’t come through quite as quickly. But as I mentioned in the comments I made, we’re beginning to see special waste sort of pick up a little bit, which is kind of nice, and we think that might help throughout the year.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
But the way this works out, we exchange price for volume in essence in terms of the initial guidance. And that will work in our favor. Because obviously the economics work in that direction. So that sort of leads us to the upper end of our range of initial guidance. We’re pretty confident with that. And I think that’s — I think that pretty well sums it up.

David Fineberg — Goldman Sachs — Analyst
Okay. And then one question on the merger. Just curious, you talked about head count being off about 1,4 00-year-over-year. Was curious in terms of attrition if you saw any acceleration in that given all of the moving parts in the industry and in particular your discussion with your pending merger with Republic if you had to try to reverse that effort and try to retain some folks that you weren’t expecting to leave?

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
David, there is John Zillmer. The numbers we’re talking about are really related to an effort we undertook just to right size our operations in the face of declining volume. So there really hasn’t been any merger related job reductions that have taken place yet. We don’t anticipate any to take place before the real integration of the two companies. And when that happens, you know, we have an integration team, Don Slager leading the effort on our side, and Jim O’Connor leading it on the Republic side. They’re working very diligently against organizational issues and merger integration issues and we expect in some point in the future we’ll be able to comment more on that. But at this stage we really haven’t begun to see merger-related job reductions.

David Fineberg — Goldman Sachs — Analyst
I’m hop back in the queue. Thank you.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
You bet. Thank you.

Operator
Scott Levine with JPMorgan, your line is open.

Scott Levine — JPMorgan — Analyst

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Good afternoon, guys.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Good afternoon, Scott.

Scott Levine — JPMorgan — Analyst
On the SG&A, you guys were talking about a range normalized of 10%-10.5% of sales. The number up here is clearly well below that. Do you have any updated guidance or cost for what the full year might look like or how indicative is Q2 of what we could expect going forward?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
I think sort of in the longer term roughly 10% is where we expect to come out. We do have some benefit this year on the year-over-year basis for this quarter and the year-over-year basis because we were incurring some consulting expenses last year at this time which sort of trailed off. But I think 10% is a maybe slightly under 10% going forward as you watch revenues going forward and prices to increase the way they do.

Scott Levine — JPMorgan — Analyst
And then one last one on the free cash flow guidance. If you guys have endorsed the high end of the range for EBITDA and you are saying $400 million plus now you’re saying $400 million, $425 million, is there any reason we shouldn’t expect a one for one if we were assuming the midpoint of the range on either before, now or at the high end 20 million higher why free cash flow wouldn’t flow through one for one. Is there any operating cash flow?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
There are many pieces that move around, as you know. A lot of it has to do with working capital. And exactly how does working capital play out at the end of the year. So we’re limiting our view now to just that $25 million range.

Scott Levine — JPMorgan — Analyst
All right. Thank you.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Thanks, Scott.

Operator
Leone Young with Citi, your line is open.

Leone Young — Citigroup — Analyst
Good evening.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Good evening.

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Leone Young — Citigroup — Analyst
You talked a little bit about some signs of stabilization on the landfill and you can see it in the overall volume loss being stabilizing or up a little bit slightly. In terms much the bread and butter commercial business, what are you seeing? Is there anymore notable deterioration there? Or as you said, it just seems to be worse rolloff?

Don Slager — Allied Waste Industries, Inc. — President & COO
Yes, this is Don, it really is really isolated for the rolloff business today. And commercial businesses are very stable. We’re seeing real — a very strong pricing in the commercial business as we have now for, I don’t know, eight or 10 quarters. And so we haven’t seen any decline there. You know, we obviously look for it. But haven’t seen it.

Leone Young — Citigroup — Analyst
Okay. And, Pete, you mentioned obviously working capital is always the big swing factor. Anything you would be willing to forecast for the second half of the year right now?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
No. I’m not forecasting specific components of our free cash flow. But historically, what ends up happening, Leone, is the second half of the year ends to be a positive working capital period. Basically the seasonal shifting of the organic changes, the organic growth, which basically means we collect our receivables that tend to peak towards the middle of the year and you tend to collect the money towards the end of the year. And we also tend to have payables which tend to work in our favor towards the end of the year as well. Bearing in mind that we want to exclude the tax payment and we still anticipate at end of this year we’ll be making another 150, $160 million payment vis-a-vis our obligation towards the IRS. So my forecast excludes that.

Leone Young — Citigroup — Analyst
Great. Nice quarter.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Thanks.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Thank you.

Operator
Corey Greendale with first analysis, your line is open.

Corey Greendale — First Analysis Securities Corp. — Analyst
Good afternoon.

Jim Zeumer — Allied Waste Industries, Inc. — SVP Communications
Hi, Corey.

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Corey Greendale — First Analysis Securities Corp. — Analyst
The first question for you, I think, Pete, you said, the price guidance you’re looking for now is 5%-6% price. And you’ve been running above that for the last couple quarters. and I think to get to that 5%-6%, that would imply being at the the low end of that range for the second half. Is there any reason to think that the internal price number drops in the back half of the year?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Not really. What I’m suggesting is that we have a shift, if you will, in the components of top line growth from — just a more heavily weighted towards price and less — more heavily weighted towards the volume decline as well. The only thing that could have some downward impact on price is as special waste comes through a little bit stronger at the end of the year, sometimes that has a dampening effect. It’s not what we’re doing in the pricing business.

Corey Greendale — First Analysis Securities Corp. — Analyst
Okay. Anything into the strengthening and special waste other than it’s just lumpy and for whatever reason this just happens to be a better time?

Don Slager — Allied Waste Industries, Inc. — President & COO
Yes. Our guys are pretty optimistic, Corey. This is Don. We feel pretty good about what we’re seeing. As I said, we take a look at how many approvals are coming through the pipeline. We’re seeing price remain strong. We’re seeing a little more demand. So we’re hopeful that that is going to give us a little more boost in the second half of the year.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
But you do point out something that is important, special waste can be lumpy and we’re seeing the pipeline still up a little bit. An that’s a good sign. I don’t know what that means. More systemically, if you can, from an economic perspective. But given the six month horizon we’re looking at, that’s good news. I also want to point out that the expectation is that our fuel recovery and the price will tend to flatten out a little bit as far as year-over-year comps go. At least that’s, again, an expectation versus the significant increase as we’ve seen over the past six months.

Corey Greendale — First Analysis Securities Corp. — Analyst
Okay. Don, if I could follow-up on what you were saying about the commercial business, can I extrapolate from that that you’re not seeing any meaningful change with customers to price increases.

Don Slager — Allied Waste Industries, Inc. — President & COO
No. It’s pretty stable with where it’s been. You know, again, the pricing program has been effective. The customer satisfaction levels are up. Customer tension is really stable. And, again, pricing is strong in that sector. So we’re real pleased with Allied’s performance.

Corey Greendale — First Analysis Securities Corp. — Analyst
On the insurance cost, that dropped pretty meaningfully in the quarter. Was there any kind of nonrecurring accrual adjustment in there, or is that really the level it’s going to be at going forward?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO

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Final Transcript
Well, let me just talk about that a little bit. It’s a $15 million number and it’s certainly something we take absolute credit for given the program we started, I don’t know, five years ago or six years ago. We’ve had a significant increase in our incident rates and a very significant improvement in our cost per claim. All attributable to a program that we put in place focused on and stayed with over a long period of time. It’s to the credit of a lot of people in that arena. Where it comes through is the recognition by the ac actuaries that the program we put in place is working. And so in this quarter, during a normal review of our claims experience and quantification of those, there’s a recognition that that program has been working. So some of the $15 million relates to claims that are, you know, 2004, 5, 6 and 7 year claims that says we will get the benefit of going forward, better claims development factors, which are basically assumptions that the actuary’s use to try to estimate with those claims would be overtime. So the claim development factors will, in essence, come down as well as they should have a positive — should reflect positively on our premiums as well. So those are just the stop-loss premiums. In fact, last year we already had a benefit coming into 2008 of approximately $7 million. So, you know, it’s all working to our advantage. And even though you get a bit of a lump in this quarter, we expect going forward to have cost benefits resulting from that.

Don Slager — Allied Waste Industries, Inc. — President & COO
But as Pete said, it’s something you have to give us credit for. This is an absolute sign of the safety culture becoming en entrenched at Allied. The safety teams working hand and hand. And the results are there. So the actuaries have to recognize that. And it lowers our costs into the future. So it’s real work, it’s real benefit.

Corey Greendale — First Analysis Securities Corp. — Analyst
Yes. I understood. And you do deserve credit for that. But just as a modeling question, so the dollar amount, the $22 million in the quarter, it may not be that low in the quarter but it should be below what it’s been running to prior to to that?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
That’s the idea.

Corey Greendale — First Analysis Securities Corp. — Analyst
Okay. Thank you.

Operator
Our next question comes from Emily [Shanks] with Lehman Brothers. Your line is open.

Emily Shanks — Lehman Brothers — Analyst
Hi. Good afternoon.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO
Good afternoon.

Emily Shanks — Lehman Brothers — Analyst
Just a quick question around debt. It looks like you guys did a very nice job during the quarter. Can you give us any color if the debt came out of the revolver and/or term loan or elsewhere?

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO

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Final Transcript
I would have to look specifically. I think probably some of out of the resolver. And then the balance would have been internal. But we would have to follow-up with you specifically on that. I’m not exactly sure which charges were paid.

Emily Shanks — Lehman Brothers — Analyst
Okay. Great.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
We can figure that out before the call is over and I’ll just make a statement.

Emily Shanks — Lehman Brothers — Analyst
That would be terrific. And then can you speak at all around what you’re seeing by geography.

Don Slager — Allied Waste Industries, Inc. — President & COO
In terms of what, Emily?

Emily Shanks — Lehman Brothers — Analyst
In terms of — sorry. In terms of volume trend.

Don Slager — Allied Waste Industries, Inc. — President & COO
I think we said earlier no real change on a geography basis to speak of. We’ve seen the same weakness in the lines of business in our rolloff construction business is continuing to show the decline, a little more than we expected. Special waste is starting to look a little better across geography. You know, there is — as Pete says, there is a little bit of lumpiness in special waste. There are a couple of markets that did really well with special jobs that haven’t recurred this year. Those are the kinds of things we’re dealing with. But overall there is no real bright spot and there is no real dark spot for us. It’s pretty much across lines of business.

Operator
Thank you. Our last question comes from Brian Butler with FBR. Your line is open.

Brian Butler — FBR — Analyst
Good afternoon, guys.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
Hey, Brian.

Don Slager — Allied Waste Industries, Inc. — President & COO
Hey, Brian.

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Final Transcript

Brian Butler — FBR — Analyst
Just a quick question on the special waste again. Can you give some color on kind of where you’re seeing demand wise for that, especially considering that the economy is slower. Any thoughts on kind of what is driving that increase in bids?

Don Slager — Allied Waste Industries, Inc. — President & COO
Yes. Well, again, you know, maybe it’s a little pent up because we haven’t seen as much as we would like in the first half. Again, we just answered the last question. It is a little lumpy. As we said in the comments, we’re just seeing a modest uptick over our forecast. It is a bright spot in the line of business that we’re watching closely. We’re happy to see it. We’re happy to see while demand is picking up a little bit, pricing is still holding. It may be a little too early to tell. But it seems to be across the board. And so we’ll wait an see how it turns out. But it looks good to us. We’d certainly like to have a little bit of that wind at our backs going into the second half of the year.

Brian Butler — FBR — Analyst
Okay. And then second question, you had an announcement out today on the gas to energy project. Can you put any idea on the opportunity there, what do you think about it from a larger perspective for Allied?

Don Slager — Allied Waste Industries, Inc. — President & COO
I don’t think we’ve given a lot of detail on this, other than we have 57 plants operating today. We’ve got 200 — we have 161 open land fills, 112 closed landfills. We have 57 operating gas systems. I think we’ve got 20ish under some sort of development at very early stages or late stages development. It’s something that we’re going to continue to develop. It’s great for us that in a way that we were sort of a slow developer in our gas systems back when we were capitally constrained and now with gas prices at all-time high we get to capitalize on group programs with good purchase contracts. So it’s something that we’re going to continue to develop. And it just takes time to do it. It’s up side for us.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
And I might also add that obviously with the increased cost of energy and the economics of putting the capital into those development projects make a whole lot more sense than it used to. Often the projects in the past you could be dependent on some sort of an energy credit from the Federal Government. But there is just pure simple economics here. The returns on capital on some of these projects are pretty good. So we’ll continue to pursue them and should generate decent revenue.

Don Slager — Allied Waste Industries, Inc. — President & COO
And just keep in mind, it’s something we have to do anyway. We have to manage the gas in the landfills. We have to manage it in accordance with the environmental permits. And we have to manage it in accordance with the time line of when we close the cap. It’s something we have to do anyway. Now we can be able to maximize it.

Pete Hathaway — Allied Waste Industries, Inc. — EVP & CFO
I just want to follow-up on the previous caller’s question with respect to what debts were paid off. Between March and June quarters, we paid off potentially revolver down to zero. But I also would mention that we added — or shifted some of that to the IRBs as I mentioned. We issued some IRBs. And we also increased the accounts receivable as we re financed that. But the actual reduction in debt came from revolver.

Operator
Thank you. That is all the time we have for questions today. I will now turn the call back to Mr. Zillmer for his closing remarks.

John Zillmer — Allied Waste Industries, Inc. — Chairman & CEO

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Final Transcript
Again, thank you everybody for joining us this afternoon. In summary, legality let me say we’re very pleased with our second quarter results and we’re pleased with delivering our full year. The company believes very strongly that its primary purpose is to deliver consistent financial results that the marketplace can expect. We also continue to work very diligently to close our transaction with Republic Services as soon as possible. As you know, we’re already working through our second request from the Department of Justice and we believe that’s a very manageable second request. We believe we can accelerate the time frame in terms of getting this done. We believe this transaction is in the best of both shareholders and the Republic share price post closed and integration should trade in the high to mid 40s. Obviously we believe it’s significant for both organizations and we very much appreciate your time and attention. Thank you.

Operator
Ladies and gentlemen, this concludes the Allied Waste industry’s conference call for today. Thank you for your participation. You may now disconnect.

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Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Republic and Allied. In connection with the proposed transaction, Republic plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of Republic and Allied plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Republic and Allied. INVESTORS AND SECURITY HOLDERS OF REPUBLIC AND ALLIED ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Republic and Allied through the website maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Republic Services, Inc., 110 SE 6th Street, 28th Floor, Fort Lauderdale, Florida, 33301 Attention: Investor Relations or by directing a request to Allied Waste Industries, Inc., 18500 North Allied Way, Phoenix, Arizona 85054, Attention: Investor Relations.
Participants in Solicitation
Republic, Allied and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Republic’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 2, 2008, and information regarding Allied’s directors and executive officers is available in Allied’s Annual Report on Form 10-K, for the year ended December 31, 2007, which was filed with the SEC on February 21, 2008 and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on April 10, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
Information Regarding Forward-Looking Statements
Certain statements and information included herein constitute forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by words such as will, expects, intends, and similar words. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks, uncertainties, and other factors that may cause actual results to differ materially from expectations expressed in such forward-looking statements, many of which are beyond the control of Republic or Allied. Such risks, uncertainties and other factors include: regulatory and litigation matters and risks, legislative developments, changes in tax and other laws, the effect of changes in general economic conditions, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction, risks that the combined company may not achieve anticipated synergies, risks that the acquisition may not be accretive to earnings in the anticipated time frame, or at all, risks that the combined company may not generate expected cash flows, risks that the anticipated financing may not be secured, as well as risks relating to the business and operations of both Republic and Allied included in their respective filings with the Securities and Exchange Commission. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating our forward-looking statements and are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements made herein are only made as of the date of this press release and the parties hereto undertake no obligation to publicly update these forward-looking statements to reflect subsequent events or circumstances.